SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC acquires an additional 10% direct shareholding in Meralco through acquisition from Beacon Electric”.

Exhibit 1

April 15, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

Attached is a Press Release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC acquires an additional 10% direct shareholding in Meralco through acquisition from Beacon Electric”.

PCEV is a 99.84% owned subsidiary of Smart Communications, Inc. which is a wholly owned subsidiary of PLDT. PCEV is a holding company whose primary asset is its holding in Meralco, now indirectly held through Beacon Electric.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

April 15, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

Attached is a Press Release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC acquires an additional 10% direct shareholding in Meralco through acquisition from Beacon Electric”.

PCEV is a 99.84% owned subsidiary of Smart Communications, Inc. which is a wholly owned subsidiary of PLDT. PCEV is a holding company whose primary asset is its holding in Meralco, now indirectly held through Beacon Electric.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,864 As of March 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Atty. Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	816-8553

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	April 15, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached is a Press Release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC acquires an additional 10% direct shareholding in Meralco through acquisition from Beacon Electric”.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rau	sa-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

April 15, 2015

PRESSRELEASE

MPIC acquires an additional 10% direct shareholding in Meralco through acquisition from Beacon
Electric

MANILA, Philippines, 15 April 2015 – PLDT Communications and Energy Ventures, Inc (“PCEV”) today announced that Beacon Electric Asset Holdings Inc. (“Beacon”), a special purpose company jointly owned by PCEV and Metro Pacific Investments Corp (“MPIC”), will sell 112.71 million shares, comprising approximately 10%, in Manila Electric Company (“Meralco”), to MPIC at a price of P235 per share for an aggregate consideration of P26.5 billion. MPIC will pay Beacon P1.0 billion immediately, P17.0 billion in June 2015, and the balance of P8.5 billion on or before July 2016.

Upon completion, PCEV’s effective interest in Meralco will be reduced to 17.48%. MPIC will own 15% in Meralco directly and, through Beacon, an additional 17.48% for a total effective interest in Meralco of 32.48%. There will be no change in the aggregate interest of MPIC and Beacon in Meralco which remains at 49.96%.

“The PLDT group continues to evaluate opportunities to maximize its investment returns. This transaction allows us to do just that without impinging on our strong relationships with MPIC and Meralco”, stated Napoleon L Nazareno, PCEV Chairman and PLDT CEO.

PCEV is a holding company owned 99.84% by Smart Communications, Inc., whose primary asset is its holding in Meralco, now held indirectly through Beacon.

******** *******

For further information please contact:

Deborah Anne N Tan
Corporate Information Officer
dntan@smart.com.ph
+632 5116121

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 15, 2015